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Filed pursuant to the General
Instruction II.K. of Form F-9;
File No. 333-13920 and 333-105399

Prospectus Supplement To Prospectus dated October 1, 2001, as amended.

US$250,000,000 FALCONBRIDGE LIMITED 5.375% Notes due 2015

We will pay interest on the notes on June 1 and December 1 of each year, beginning December 1, 2003. The notes will mature on June 1, 2015. We may redeem some or all of the notes at any time at the redemption price described in this prospectus supplement. The notes will be unsecured obligations and will rank equally with our other unsecured obligations. The notes will be issued only in denominations of US$1,000 and integral multiples of US$1,000.

Investing in the notes involves risk. See "Risk Factors" beginning on page S-7.

We are permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting practices, and they may be subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning the notes may subject you to tax consequences both in the United States and Canada. You should read the tax discussion under "Certain Income Tax Considerations" beginning on page S-20 of this prospectus supplement. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in the Province of Ontario, Canada, some or all of our officers and directors and some of the experts named in this prospectus supplement or the accompanying prospectus are residents of Canada, and most of our assets and all or a substantial portion of the assets of those officers, directors and experts are located outside of the United States.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	99.903%	US$	249,757,500
Underwriting commission	0.675%	US$	1,687,500
Proceeds, before expenses, to us	99.228%	US$	248,070,000

The public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from May 28, 2003. The effective yield of the notes, if held to maturity, is approximately 5.386%.

The underwriters, as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Underwriting". The Underwriters expect to deliver the notes to purchasers on or about May 28, 2003. (Continued on next page)

Deutsche Bank Securities

Citigroup
Barclays Capital
BNP PARIBAS
HSBC
SG Cowen
Merrill Lynch & Co.
Trilon International Inc.

The date of this prospectus supplement is May 22, 2003.

(front cover continued)

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus supplement and the accompanying prospectus.

Under applicable Canadian securities legislation, Falconbridge may be considered to be a connected issuer of Deutsche Bank Securities Inc., Barclays Capital Inc., BNP Paribas Securities Corp. and SG Cowen Securities Corporation, each of whom is an affiliate of a party to which Falconbridge is indebted or to which Falconbridge has guaranteed payment of certain indebtedness. Under applicable Canadian securities legislation, we may be considered to be a related issuer and a connected issuer of Trilon International Inc. Brascan Corporation indirectly owns more than 20% of the voting securities of Trilon International Inc., one of the underwriters. Brascan also owns approximately 40% of the voting securities of Noranda Inc., which in turn owns, as at February 28, 2003, approximately 59.5% of our outstanding common shares. See "Underwriting".

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering. The second part, the base shelf prospectus, as amended, gives more general information, some of which may not apply to the notes we are offering. The accompanying base shelf prospectus, dated October 1, 2001, as amended by a prospectus amendment dated May 6, 2003, is referred to as the "prospectus" in this prospectus supplement.

        You should rely on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the notes in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

        If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

TABLE OF CONTENTS

Prospectus Supplement

        The notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada, except in certain circumstances exempt from the prospectus requirements of applicable securities laws in Canada.

        No securities commission or similar authority in Canada has in any way passed upon the merits of the notes offered hereunder and any representation to the contrary is an offense.

        References in this prospectus supplement to the "Company", "we", "us" and "our" refer to Falconbridge Limited and its subsidiaries and joint ventures except that, on the cover page, and in the "The Offering", "Description of the Notes" and "Underwriting" sections, those references refer to Falconbridge Limited only. References to "Falconbridge" refer to Falconbridge Limited only.

AVAILABLE INFORMATION

        Falconbridge has filed with the U.S. Securities and Exchange Commission, or the Commission, Registration Statements on Form F-9 (collectively, the "Registration Statement") under the U.S. Securities Act of 1933, as amended, which cover the notes offered by this prospectus supplement. This prospectus supplement does not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information with respect to us and the notes.

        Falconbridge is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and in accordance therewith files reports and other information with the Commission. Under a multijurisdictional disclosure system, or MJDS, adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Under MJDS, Falconbridge is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our Exchange Act reports and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the Commission. Copies of the material Falconbridge files with the Commission may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purpose of the notes offered hereunder. The following documents, filed by us with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus supplement and the prospectus:

  (a)
  our Annual Information Form dated April 30, 2003 for the year ended December 31, 2002;

  (b)
  audited comparative consolidated financial statements, and the related notes thereto, as at and for the years ended December 31, 2002 and 2001 and the Auditors' Report thereon contained in our 2002 Annual Report;

  (c)
  Management's Discussion and Analysis contained in our 2002 Annual Report;

  (d)
  Management Information Circular dated February 28, 2003 for our annual meeting of shareholders held on April 17, 2003 (excluding the sections entitled "Human Resources and Compensation Committee", "Report on Executive Compensation", "Performance Graph", "Statement of Corporate Governance Practices" and "Schedule A — Corporate Governance Guidelines" which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference in this prospectus); and

  (e)
  our unaudited interim comparative consolidated financial statements and the related notes thereto as at and for the three months ended March 31, 2003 and 2002 and our press release dated April 17, 2003 containing Management's Discussion and Analysis relating thereto.

        Copies of the documents incorporated by reference herein may be obtained on request without charge from Julia K. Sievwright, Secretary and Assistant General Counsel, Falconbridge Limited, Suite 200, 181 Bay Street, Toronto, Canada, M5H 2T3, telephone (416) 982-7111.

        Any document of the type referred to above and any material change report (excluding confidential material change reports) filed by us with the securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the distribution will be deemed to be incorporated by reference into this prospectus supplement.

        Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein will be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not constitute a part of this prospectus supplement, except as so modified or superseded.

EXCHANGE RATE DATA

        We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "Cdn.$" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

        The following table sets forth certain exchange rates based on the noon buying rate in Toronto, Ontario as reported by the Bank of Canada or the noon buying rate. Such rates are set forth as United States dollars per Cdn.$l.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00. On May 21, 2003, the inverse of the noon buying rate was US$0.7410 equals Cdn.$1.00.

	Year Ended December 31,		Three Months Ended March 31,
	2001	2002	2002	2003
Low	0.6242	0.6199	0.6199	0.6350
High	0.6695	0.6618	0.6342	0.6823
Average(1)	0.6448	0.6371	0.6262	0.6779
Period end	0.6279	0.6331	0.6275	0.6806

(1)
The average of the daily exchange rates on the last day of each month during the applicable period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements included or incorporated by reference in this prospectus supplement and the prospectus constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. All statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate", "believe", "expect", "estimate" and similar expressions are generally intended to identify forward-looking statements. Such statements, including those under our Annual Information Form and those in "Outlook" in Management's Discussion and Analysis, each of which is incorporated by reference in this prospectus supplement and the prospectus, represent internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof, or future economic performance.

        The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks, uncertainties and other factors beyond our ability to control or predict. These risks and uncertainties include, among other things, business and economic conditions in the principal markets for our products, the supply and demand for metals to be produced, deliveries, production levels, production and other anticipated and unanticipated costs and expenses, fluctuating metal prices, premiums realized over London Metal Exchange cash and other benchmark prices, tax benefits, the Canadian/U.S. dollar exchange rate and other exchange rates, political unrest or instability in countries where we are active, risks involved in mining, processing and exploration activities, uncertainty of reserve estimates and production estimates, environmental risks, interest rate and counterparty risks, market competition and labor relations, energy supply and prices and other risks and uncertainties described under "Risk Factors" in this prospectus supplement or described from time to time in our reports and filings with the Canadian and U.S. securities authorities. Accordingly, we caution that events or circumstances could cause actual results to differ materially from those predicted.

THE OFFERING

        In this summary, the words "Company", "we ", "us" and "our" refer only to Falconbridge Limited and not to any of our subsidiaries or joint ventures. The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus.

Issue	US$250 million aggregate principal amount of 5.375% notes due 2015.
Maturity Date	June 1, 2015.
Sinking Fund	None.
Interest Payment Dates	Interest will accrue on the notes from May 28, 2003 and will be payable on June 1 and December 1 of each year, beginning December 1, 2003.
Ranking	The notes will be unsecured obligations ranking equally with all our existing and future unsecured and unsubordinated debt. The notes will be effectively subordinate to all indebtedness and other liabilities of the Company's subsidiaries and joint ventures. As of March 31, 2003, the aggregate amount of indebtedness and other liabilities (including trade payables) of our subsidiaries and joint venture interests was approximately $898.4 million (excluding intercompany liabilities).
Optional Redemption	We will have the option to redeem the notes in whole or in part at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes, and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate (as defined) plus 30 basis points, together in each case with accrued interest to but excluding the date of redemption. See "Description of the Notes — Optional Redemption" in this prospectus supplement.
Form and Denominations	The notes will be represented by a registered global security registered in the name of a nominee of the Depository Trust Company. Beneficial interests in the registered global security will be in denominations of US$1,000 and integral multiples thereof. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, notes in definitive form will not be issued.
Use of Proceeds	We estimate that the net proceeds of the offering of the notes, after deducting the estimated expenses of the offering, will be approximately US$247 million. We intend to use these proceeds to repay indebtedness outstanding under our commercial paper program, to fund planned capital expenditures and for other general corporate purposes. Pending these applications, the net proceeds may be invested in short-term marketable securities. See "Use of Proceeds".
Governing Law	The notes and the indenture governing the notes will be governed by the laws of the State of New York (except with respect to the rights, powers, duties and responsibilities of the Trustee under the indenture, which will be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein).
Risk Factors	See the "Risk Factors" section and the other information included and incorporated by reference into this prospectus supplement and the prospectus for a discussion of facts you should carefully consider before deciding to invest in the notes.

RISK FACTORS

        Before making an investment decision, investors should carefully consider the risks and uncertainties described below and in our Annual Information Form and our Management's Discussion and Analysis incorporated by reference in this prospectus supplement, as well as the other information contained and incorporated by reference in this prospectus supplement and the prospectus. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of such risks actually occur, our business, financial condition and operating results could be materially harmed.

Risks Related to Our Business

Fluctuating Metal Prices

        As substantially all of our revenues are derived from the sale of nickel, copper, cobalt and zinc, our earnings are directly related to fluctuations in the prices of these metals. The prices of these metals are subject to volatile price movements over short periods of time. We generally do not hedge prices of the metals we produce. Market prices can be affected by numerous factors beyond our control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of our competitors, global and regional demand and supply, political and economic conditions and production costs in major producing regions. The prices for nickel, copper or other metals produced by us may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of our reserves and our business, financial condition, liquidity and operating results.

Mining and Processing Risks

        The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes and the handling of hazardous substances and emissions of contaminants. Such occurrences could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Our business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

        Although we maintain insurance to cover some of these risks and hazards to the extent available that we believe is consistent with the industry practice, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, our business, financial condition, liquidity and results of operations could be materially adversely affected.

Environmental Risks

        Environmental legislation affects nearly all aspects of our operations worldwide. This type of legislation requires us to obtain operating licenses and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of nickel and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties. In addition to current requirements, we expect that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality.

        Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol has not entered into force but may do so in the future. Various levels of governments in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on our business, financial condition, liquidity and operating results.

        Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on our business, financial condition, liquidity and operating results.

        Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean up costs, damages and the loss of important permits. There can be no assurance that we will at all times be in compliance with all environmental regulations or that steps to bring us into compliance would not materially adversely affect our business, financial condition, liquidity or operating results.

        In view of the uncertainties concerning future removal and site restoration costs on our properties, the ultimate costs for future removal and site restoration to us could differ from the amounts we estimated. Our estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate.

        In addition, regulatory authorities in various jurisdictions around the world may require us to post financial security to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. In some instances, we have already provided this security. In other instances, such security may be required to be posted upon the occurrence of certain events including if we cease to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as a property nears the end of its operation. Although the posting of this security does not increase the future reclamation and restoration costs (other than costs associated with posting such security), a portion of our credit may be required to back up these commitments, which could affect our liquidity.

Labor Relations

        Collective agreements covering our unionized employees at our Sudbury operations, Nikkelverk operations, Collahuasi operations, Kidd metallurgical division, Raglan mine, Falcondo operations and Lomas Bayas operations are currently in place. Our collective agreements with unionized workers at our Sudbury, Nikkelverk and Collahuasi operations remain in effect until 2004. The supervisory, technical, professional and administrative employees at Lomas Bayas are not represented by a union but have historically acted collectively when renegotiating their individual contracts of employment each of which expires June 30, 2003. Collective agreements covering our unionized workers at the Kidd metallurgical division, Raglan mine, Falcondo operations and Lomas Bayas operations will expire between 2005 and 2006. We cannot predict at this time whether we will be able to reach new agreements with these employees upon expiry of their current agreements without a work stoppage. Any lengthy work interruptions could materially adversely affect our business, financial condition, liquidity and results of operations.

Uncertainty of Reserve Estimates and Production Estimates

        Our reported ore reserves as of year-end 2002 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. We determine the amount of our ore reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. We do not use outside sources to verify our reserves. The volume and grade of reserves actually recovered and rates of production from our present ore reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs may in the future render certain ore reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be modified or our operations to be unprofitable in any particular fiscal period.

        No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the prices assumed by us in determining ore reserves. Ore reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire ore body. As more knowledge and understanding of the ore body is obtained, the reserve estimates may change significantly, either positively or negatively.

        We prepare estimates of future production for particular operations. These production estimates are based on, among other things, reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Our actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining, natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labor shortages or strikes. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition.

Exchange Rate Fluctuations

        Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, Norwegian Kroner, Euros, Yen and other exchange rates, can significantly impact our earnings and cash flows. These exchange rates have varied substantially over time, including over the last five years. Most of our revenues and debt are denominated in U.S. dollars, whereas most of the operating costs at our Canadian sites are incurred in Canadian dollars. The costs at Falcondo, Lomas Bayas, and Collahuasi are incurred principally in U.S. dollars while Nikkelverk's costs are incurred in Norwegian Kroner. Our consolidated financial statements are expressed in Canadian dollars. Fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and between the Canadian dollar and other currencies may give rise to foreign currency exposure, either favorable or unfavorable, which have materially impacted and may in the future materially impact our financial results. We from time to time hedge a portion of our U.S. dollar and other currency requirements to limit any adverse effect of exchange rate fluctuations with respect to our Canadian dollar and other costs, but such hedges have not eliminated the potential material adverse effect of such fluctuations.

Interest Rate and Counterparty Risk

        Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have entered into interest rate swap agreements to manage the interest rate risk associated with a portion of our fixed-rate debt. The interest rate swap changes our exposure to interest risk by effectively converting a portion of our fixed-rate debt to a floating rate. At March 31, 2003, approximately $1,223 million, or 63 per cent of our total debt of $1,939 million, was subject to variable interest rates. We may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future, notwithstanding our use of interest rate swaps.

        In addition, our interest rate swaps, metals hedging and foreign currency and energy risk management activities expose us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business, financial condition and results of operation.

Energy Supply and Prices

        Our operations and facilities are intensive users of natural gas, electricity and oil. Procurement of these types of energy sources can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions and problems related to local production and delivery conditions. Our supply contracts typically provide that suppliers may be released from their delivery obligations to us if certain "force majeure" events occur. Our business operations could be adversely affected, including loss of production and damage to our plants and equipment, if, even temporarily, the supply of energy to one or more of our facilities was interrupted.

        A prolonged shortage of supply of energy used in our operations could materially adversely affect our business, financial condition, liquidity and results of operations. As a significant portion of our costs relate to energy consumption, our earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. Energy prices can be affected by numerous factors beyond our control, including global and regional demand and supply, and applicable regulatory regimes. The prices for various sources of energy we use may increase significantly from current levels. An increase in energy prices could materially adversely affect our business, financial condition, liquidity and operating results.

Foreign Operations

        Some of our activities and related assets are located in countries outside North America, some of which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property, without fair compensation.

        We perform a thorough risk assessment on a country by country basis when considering foreign activities and attempt to conduct our business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where we operate, but there can be no assurance that we will be successful in so protecting ourselves. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

Treatment and Refining Charges

        Falconbridge receives fees (treatment and refining charges) calculated in U.S. dollars for processing concentrate into refined metal. Fluctuations in these treatment and refining charges result primarily from changes in the supply of, and demand for, concentrate, finished metal and by-products, all of which are beyond our control. A shortage in the supply of concentrate will generally have a negative impact on the treatment and refining charges we realize.

Legal Proceedings

        The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period, and a substantial judgment could have a material adverse impact on our business, financial condition, liquidity and results of operations.

Risks Relating to the Notes

Ratings of Notes

        The notes have been accorded an "investment grade" rating by Standard & Poor's Corporation, Moody's Investors Services, Inc. and Dominion Bond Rating Service Limited. A rating is not a recommendation to purchase, hold or sell securities, since a rating does not predict the market price of a particular security or its suitability for a particular investor. The rating organization may lower our rating in its sole discretion. The rating of the notes will be based primarily on the rating organization's assessment of the likelihood of timely payments of interest and the ultimate payment of principal on the final maturity date. The lowering of the ratings of the notes will not constitute an Event of Default under the Indenture, but could negatively affect the quoted market price, if any, of the notes.

Structural Subordination of Notes

        In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries and joint venture interests, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries and joint ventures before any assets are made available for distribution to us. As of March 31, 2003, the notes would have been effectively junior to approximately $898.4 million of indebtedness and other liabilities (including trade payables) of our subsidiaries and joint venture interests (excluding intercompany liabilities). The Indenture does not limit the ability of our subsidiaries and joint venture interests to incur secured or unsecured indebtedness. Our subsidiaries and joint venture interests generated 59% of our consolidated revenues in the three-month period ended March 31, 2003, and held 72% of our consolidated assets as of March 31, 2003.

No Prior Public Market for the Notes

        Prior to this offering, there was no public market for the notes. We have been informed by the underwriters that they may make a market in the notes after this offering is completed. However, the underwriters will not be obligated to do so and may cease any market-making at any time without notice. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

OUR BUSINESS

        We are engaged in the exploration, development, mining, processing and marketing of metals and minerals. We are also engaged in the custom feed business through the processing and recycling of third-party materials. We have mining and mineral processing facilities in Canada (Sudbury Operations, Raglan, Kidd Mining Division and Kidd Metallurgical Division), Norway (Nikkelverk refinery), the Dominican Republic (Falcondo) and Chile (Lomas Bayas and the Collahuasi joint venture).

        Our principal products are nickel, ferronickel, copper, zinc and cobalt. Other products include silver, gold, platinum group metals, cadmium, indium and sulphuric acid. We market and sell nickel and cobalt and certain other of our products through marketing and sales offices in Canada, the United States, Belgium and Japan. In 2002, approximately 42% of our revenues were from sales of nickel and ferronickel, 41% from sales of copper, 8% from sales of zinc, 3% from sales of cobalt and 6% from sales of other products.

        We believe that we are the third-largest producer of refined nickel in the world. Approximately 32% of our 2002 combined nickel and ferronickel sales were used in the manufacture of stainless steel. Approximately 58% of our 2002 combined nickel and ferronickel sales by volume were to customers in Europe, 18% to customers in the United States and the balance to customers in Japan, Canada, Mexico, Latin America, Southeast Asia and Korea.

        Our business development strategy has been focussed on the development of new nickel and copper deposits, improvement of our mineral processing facilities and upgrading our environmental programs, with the objective of pursuing profitable growth while maintaining our position as a low cost producer of quality metals. In addition to increased profitability, our objective is to maintain a strong balance sheet throughout the business cycle.

        Our business activities are conducted through five major nickel and copper operations — Integrated Nickel Operations, Falcondo, Kidd Creek Operations, Collahuasi and Lomas Bayas, all of which are 100% owned, except for Falcondo which is 85.26% owned and Collahuasi which is 44% owned.

Nickel Operations

        Integrated Nickel Operations include our activities at Sudbury, Ontario, Raglan, Quebec and Kristians and, Norway. At Sudbury, we have been mining nickel/copper ores since 1929 from four underground mines. At Raglan, we mine and mill nickel/copper ore from underground and open pit facilities. The concentrate is shipped to the Sudbury smelter and the resulting matte is processed at our Nikkelverk refinery in Kristiansand, Norway. Integrated Nickel Operations also include our custom feed business.

        Falcondo has mined and processed nickel laterite ore to produce nickel in ferronickel in the Dominican Republic since 1971.

Copper Operations

        Our Kidd Creek Operations consist of the Kidd Mining Division and the Kidd Metallurgical Division. The Mining Division operates the Kidd Creek copper/zinc mine in the Timmins, Ontario area. The Metallurgical Division mills, smelts and refines copper/zinc ores from the Mining Division, processes copper concentrate from our Sudbury operations, and smelts and refines custom feed from other sources including Collahuasi.

        We own a 44% interest in the Collahuasi mine in northern Chile. The mine includes two porphyry copper deposits and facilities. In July 2001, we acquired 100% of the Lomas Bayas copper mine which currently operates one open pit mine in Chile. As a result of the same transaction, we also acquired an option to buy the adjacent Fortuna de Cobre copper deposit.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected consolidated financial data and other data as at the dates or for the periods indicated. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The financial data should be read in conjunction with our consolidated financial statements and the related notes and Management's Discussion and Analysis included in the documents described under "Documents Incorporated by Reference" in this prospectus supplement. In the opinion of management, the financial data provided as at and for the three months ended March 31, 2002 and 2003 contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for such periods. Historical results are not necessarily indicative of the results that may be expected for any future period.

        Effective January 1, 2003, we changed our accounting policies for interest capitalization and costing of inventory. The reported amounts as at and for the years ended December 31, 2001 and 2002 are those reported in our 2002 Annual Financial Statements incorporated herein by reference and do not contemplate any restatements required for comparative purposes to reflect these changes in accounting policies. The reported amounts for the three months ended March 31, 2002 have been restated for comparative purposes to reflect these changes in accounting policies.

	Fiscal Year Ended December 31,		Three Months Ended March 31,
	2001	2002	2002	2003
			(restated)
			(unaudited)
	(in millions of Canadian dollars)
Consolidated Statement of Earnings Data:
Revenues	$2,138	$2,394	$526	$719
Operating expenses
Costs of sales	1,593	1,733	371	505
Selling, general and administrative	121	136	36	33
Exploration	40	34	7	3
Research and process development	17	13	3	3
Foreign exchange (gains) losses	1	(13)	1	0
Other (income)/expenses	9	6	(11)	(6)
Amortization of development and preproduction expenditures	89	88	26	26
Depreciation and depletion	242	260	65	60

	2,112	2,257	498	624

Operating income	26	137	28	95
Interest(1)	87	88	19	18

Earnings (loss) before taxes and non-controlling interest	(61)	48	9	77
Income and mining taxes	(76)	(25)	(13)	16
Non-controlling interest in earnings (loss) of subsidiary	(1)	0	(1)	1

Earnings	16	73	23	60
Dividends on preferred shares	(12)	(13)	(3)	(3)

Earnings attributable to common shares	$4	$61	$20	$57

Cash Flow Data:
Cash provided by operating activities before working capital changes	$258	$412	$112	$141
Net (increase) decrease in receivables, inventories and payables	96	(70)	(74)	(77)
Cash used in investing activities	448	373	80	101
Dividends paid	83	82	21	21
Other Financial Data:
EBITDA(2)	$357	$485	$119	$181

	Fiscal Year Ended December 31,		Three Months Ended March 31,
	2001	2002	2002	2003
Operating Data:
Production (dry metric tonnes)(3)
Refined Nickel	89,883	91,833	20,159	27,450
Refined Copper	205,428	263,140	63,186	66,928
Average Prices Realized (US$ per pound)
Nickel	2.79	3.14	2.84	3.83
Ferronickel	2.85	3.16	2.68	3.65
Copper	0.70	0.72	0.74	0.78
	December 31,
			March 31, 2003
	2001	2002
			(unaudited)
	(in millions of Canadian dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	198	260	248
Property, plant and equipment	3,988	3,955	3,931
Total assets	5,069	5,204	5,349
Long-term debt (including current portion) and Collahuasi project debt	1,867	2,023	1,939
Shareholders' equity	2,280	2,285	2,435

Notes:

(1)
During the three months ended March 31, 2003, we capitalized $4.2 million (2002 restated—$2.3 million) in interest costs.

(2)
EBITDA is not a measure recognized under Canadian GAAP. EBITDA consists of earnings before interest expense, income and mining taxes, non-controlling interest and depreciation and amortization. EBITDA is a financial measurement used by investors to compare companies on the basis of operating results. However, it is not intended to represent cash flow or results of operations in accordance with Canadian GAAP and may not be comparable to similarly titled amounts reported by other companies. EBITDA should be considered in addition to, and not as a substitute for, earnings (loss), cash flows and other measures of financial performance reported in accordance with Canadian GAAP. A reconciliation of EBITDA to earnings, the most directly comparable Canadian GAAP measure, is provided below:
	Fiscal Year Ended December 31,		Three Months Ended March 31,
					Twelve Months Ended March 31, 2003
	2001	2002	2002	2003
			(restated)
			(unaudited)
	(in millions of Canadian dollars)
Earnings	$16	$73	$23	$60	$117
Non-controlling interest	(1)	0	(1)	1	2
Income and mining taxes	(76)	(25)	(13)	16	(7)
Interest	87	88	19	18	79
Amortization of development and preproduction expenditures	89	88	26	26	93
Depreciation and depletion	242	260	65	60	263

EBITDA	$357	$485	$119	$181	$548

(3)
One dry metric tonne equals approximately 2,205 pounds.

USE OF PROCEEDS

        We estimate that the net proceeds of the offering of the notes, after deducting the estimated expenses of the offering, will be approximately US$247 million. We intend to use approximately US$130 million of the net proceeds of this offering to repay indebtedness outstanding under our commercial paper program and the balance to fund planned capital expenditures and for other general corporate purposes. Pending these applications, the net proceeds may be invested in short-term marketable securities.

CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents and capitalization as at March 31, 2003 on an actual basis and as adjusted to give effect to the sale of the notes and the application of the net proceeds therefrom as described under "Use of Proceeds". You should read this information in conjunction with:

  •
  our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement; and

  •
  our Management's Discussion and Analysis incorporated by reference in this prospectus supplement.

	As of March 31, 2003
	Actual	As Adjusted
	(unaudited) (in millions of Canadian dollars)
Cash and cash equivalents	$248	$422

Long-term debt due within one year	$104	$104
Long-term debt(1)
Commercial paper	189	—
Notes due November 1, 2006 (US$250 million)(2)	367	367
Notes due September 1, 2005 (US$200 million)(2)	294	294
Debentures due December 8, 2008	175	175
Notes due June 5, 2012 (US$250 million)(2)	367	367
Notes offered hereby	—	367
Collahuasi project debt	332	332
Lomas Bayas debt	111	111

Total debt	1,939	2,117

Other long-term liabilities	646	646

Shareholders' equity
Common shares (unlimited amount authorized; 177,611,232 issued)	2,189	2,189
Preferred shares, series 1 (unlimited amount authorized; 89,835 issued)	1	1
Preferred shares, series 2 (unlimited amount authorized; 7,910,165 issued)	198	198
Contributed surplus	3	3
Retained earnings (deficit)	37	37
Cumulative translation adjustment	7	7

Total shareholders' equity	2,435	2,435

Total capitalization	$5,020	$5,198

Notes:

(1)
We also have available to us, subject to certain restrictions, credit facilities in the amount of US$415 million. We are required to maintain unused lines of credit under our credit facilities and cash sufficient to meet our commercial paper obligations.

(2)
United States dollar amounts have been translated into Canadian dollars based on the noon buying rate on March 31, 2003 of U.S.$1.00 equals Cdn.$1.4693.

EARNINGS COVERAGES

        Our interest requirements on long-term debt, including capitalized interest, and debt expenses net of interest income amounted to approximately $88 million and $90 million for the 12 month periods ended December 31, 2002 and March 31, 2003, respectively, and $100 million and $102 million, after giving effect to the issue of the notes, respectively, for those periods. Our earnings before interest expense, non-controlling interest and income and mining taxes (after giving effect to changes to our accounting policies for interest capitalization and costing of inventory that we adopted effective January 1, 2003) for the 12 month periods ended December 31, 2002 and March 31, 2003 were approximately $123 million and $192 million, respectively, which is 1.4 times and 2.1 times our interest requirements for these periods, respectively, and 1.2 times and 1.9 times our interest requirements after giving effect to the issue of the notes, for those periods, respectively.

        Our earnings before interest expense, income and mining taxes, non-controlling interest and depreciation and amortization, or EBITDA, amounted to approximately $485 million and $548 million, respectively, during those periods, which amounts to 5.5 times and 6.1 times our interest requirements for those periods, respectively, and 4.9 times and 5.4 times our interest requirements, after giving effect to the issue of the notes, for those periods, respectively.

DESCRIPTION OF THE NOTES

        In this section, the words "Company", "we", "us" and "our" refer only to Falconbridge Limited and not to any of our subsidiaries or joint ventures. The following description of the particular terms of the notes (referred to in the prospectus under the heading "Description of Debt Securities" as the "Offered Securities") supplements, and to the extent inconsistent therewith replaces, the description of the Debt Securities set forth in the prospectus. The description is qualified in its entirety by reference to the Indenture, as supplemented, under which the notes are to be issued. Capitalized terms used and not defined in this prospectus supplement have the meanings ascribed to them in the prospectus.

General

        The notes will be issued under the Indenture. The notes will be direct unsecured obligations of the Company initially issued in an aggregate principal amount of US$250 million and will mature on June 1, 2015.

        The notes will bear interest at the rate of 5.375% per annum from May 28, 2003, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 1 and December 1, commencing December 1, 2003, to the persons in whose names the notes are registered at the close of business on the next preceding May 15 or November 15, respectively.

        The Indenture does not limit the ability of the Company to incur additional indebtedness, nor does it limit the ability of the Company's subsidiaries or joint ventures to incur additional secured or unsecured indebtedness. The notes will be effectively subordinate to all indebtedness and other liabilities of the Company's subsidiaries and joint ventures. As of March 31, 2003, the aggregate amount of indebtedness and other liabilities (including trade payables) of our subsidiaries and joint venture interests was approximately $898.4 million (excluding intercompany liabilities).

        We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture, equal in rank to the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes, or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption and otherwise as the notes issued under this prospectus supplement.

        The notes will not be entitled to the benefits of any sinking fund.

Optional Redemption

        The notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a

360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus in each case accrued interest thereon to the date of redemption.

        "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

        "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

        "Reference Treasury Dealer" means each of Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., plus three others or their affiliates which are primary U.S. Government securities dealers, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer, if one is available.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

        Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Book-Entry System

        The notes will be represented by one or more Registered Global Securities (the "Registered Global Security") registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the "Depository")), or such other name as may be requested by an authorized representative of the Depository. The provisions set forth under "Description of Debt Securities — Registered Global Securities" in the prospectus will be applicable to the notes. Accordingly, beneficial interests in the notes will be shown on, and transfers of the notes will be effected only through, records maintained by the Depository and its participants. Except as described under "Description of Debt Securities — Registered Global Securities" in the prospectus, owners of beneficial interests in the Registered Global Security representing the notes will not be entitled to receive notes in definitive form and will not be considered Holders of notes under the Indenture.

        The Depository has advised the Company and the underwriters as follows: The Depository Trust Company is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of Exchange Act. The Depository holds securities that its participants ("Direct Participants") deposit with the Depository. The Depository also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers

(including certain of the underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depository is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the Depository's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depository and its Direct and Indirect Participants are on file with the Securities and Exchange Commission.

        Purchases of notes under the Depository's system must be made by or through Direct Participants which will receive a credit for such notes on the Depository's records. The ownership interest of each actual purchaser of notes represented by the Registered Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depository of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in the Registered Global Security representing notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive notes in definitive form, except in the event that use of the book-entry system for such notes is discontinued or upon the occurrence of certain other events described in the prospectus and in this prospectus supplement.

        To facilitate subsequent transfers, the Registered Global Security representing notes that are deposited by Direct Participants is registered in the name of the Depository's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of the Depository. The deposit of the Registered Global Security with the Depository and its registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. The Depository has no knowledge of the actual Beneficial Owners of the Registered Global Security representing the notes; the Depository's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct or Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depository to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depository nor Cede & Co. (or any other Depository nominee) will consent or vote with respect to the Registered Global Security representing the notes. Under its usual procedures, the Depository mails an omnibus proxy (an "Omnibus Proxy") to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

        Principal, premium, if any, and interest payments on the Registered Global Security representing the notes will be made to Cede & Co., or such nominee as may be requested by an authorized representative of the Depository. The Depository's practice is to credit Direct Participants' accounts upon the Depository's receipt of funds and corresponding detail information from the Company or the Trustee on the payment date in accordance with their respective holdings shown on the Depository's records. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of those Direct and Indirect Participants and not of the Depository, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee) is the responsibility of the Company or the Trustee, disbursement of those payments to Direct Participants is the responsibility of the Depository, and disbursement of those payments to the Beneficial Owners is the responsibility of the Direct and Indirect Participants. Neither the Company nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the notes by the Depository or the Direct or

Indirect Participants or for maintaining or reviewing any records of the Depository or the Direct or Indirect Participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

        The Depository may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, and in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each Holder. If notes in definitive form are issued, the Company will appoint a paying agent in New York for payment of the principal of and any premium and interest on the notes.

        The Company may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

        The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy of this information.

Enforceability of Judgments

        Since substantially all of our assets, as well as the assets of most of our directors and officers are located outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal, premium, if any, and interest on the notes, may not be collectible within the United States.

        We have been informed by McCarthy Tétrault LLP, our Canadian counsel, that the laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Ontario on any final and conclusive judgment in personam of any federal or state court of competent jurisdiction located in the State of New York (a "New York Court") against us, which judgment is subsisting and unsatisfied for a definite sum of money with respect to the enforcement of the Indenture and the notes that is not impeachable as void or voidable under the laws of the State of New York if: (1) the New York Court rendering such judgment had jurisdiction according to Ontario conflicts of laws rules over the judgment debtor (and submission by us in the Indenture to the jurisdiction of the New York Court will satisfy this requirement); (2) such judgment was not obtained by fraud or in a manner contrary to "natural justice", or obtained contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) and the enforcement thereof would not be inconsistent with public policy, as such terms are applied by the courts in the Province of Ontario; (3) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory, penal or public laws in the Province of Ontario; (4) a dispute between the same parties based on the same subject matter has not given rise to a decision rendered by a court in the Province of Ontario or been decided by a foreign authority and the decision meets the necessary conditions for recognition under the laws of the Province of Ontario; (5) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Ontario; (6) interest payable on the notes is not characterized by a court in the Province of Ontario as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); (7) the action to enforce such judgment is commenced within the applicable limitation period; and (8) in the case of a judgement obtained by default, there has been no manifest error in the granting of such judgement, except that any court in the Province of Ontario may only give judgment in Canadian dollars. In the opinion of such counsel, there are no reasons under the present laws of the Province of Ontario for avoiding recognition of such a judgment of a New York Court under the Indenture or on the notes based upon public policy.

CERTAIN INCOME TAX CONSIDERATIONS

Certain United States Federal Income Tax Considerations

        The following is a summary of the principal United States federal income tax consequences of the acquisition, ownership and disposition of the notes by an initial purchaser thereof that is an individual citizen or resident of the United States for United States federal income tax purposes; a corporation or other entity treated as a corporation created or organized in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to United States federal income taxation regardless of its source; or a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all of its substantial decisions or a trust that has elected to be a United States person (a "U.S. Holder"). This summary is based on laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations. This summary is intended for general information only, and does not discuss all of the tax consequences that may be relevant to the particular circumstances of a U.S. Holder or to U.S. Holders subject to special tax rules (including, for example, non-U.S. Holders, banks, tax-exempt organizations, insurance companies, partnerships or other flow-through entities, dealers in securities or foreign currency, traders who elect to mark-to-market their securities, persons holding the notes as part of a hedging transaction, "straddle", conversion transaction, or other integrated transaction or U.S. Holders whose functional currency is not the U.S. dollar). Prospective purchasers of the notes should consult their own tax advisors concerning the application of United States federal income tax law, as well as the laws of any state, local or foreign taxing jurisdiction, to their particular circumstances.

        Interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with such U.S. Holder's method of accounting for United States federal income tax purposes. Such interest income will be foreign source income for foreign tax credit purposes.

        Upon the sale, exchange or redemption of the notes, a U.S. Holder will recognize gain or loss, if any, equal to the difference between the amount realized on such sale, exchange or redemption (other than amounts received that are attributable to accrued but unpaid interest, which will be taxable as such) and such U.S. Holder's adjusted tax basis in the notes. Assuming the notes were held by a U.S. Holder as capital assets, such gain or loss generally will constitute capital gain or loss, and will be long-term capital gain or loss if the notes were held by such U.S. Holder for more than one year. Such gain or loss generally will be U.S. source gain or loss for foreign tax credit purposes.

        The Company or its paying agent will be required to file information returns with the Internal Revenue Service with respect to reportable payments made within the United States to certain U.S. Holders. In addition, U.S. Holders may be subject to United States backup withholding tax (currently at a 30% rate) in respect of such reportable payments unless such U.S. Holders provide their taxpayer identification numbers to the Company or its paying agent and certain other conditions are met. U.S. Holders may also be subject to information reporting and backup withholding requirements with respect to the sale through a broker of the notes. Certain U.S. Holders (including, among others, corporations and certain tax-exempt organizations) are not subject to the information reporting and backup withholding rules. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder would be allowed as a refund or a credit against such holder's United States federal income tax provided that the required information is timely furnished to the Internal Revenue Service.

Certain Canadian Income Tax Considerations

        The following is a general summary of the principal Canadian federal income tax considerations as of the date of this prospectus supplement generally applicable to a holder of notes by an initial purchaser thereof purchased pursuant to this prospectus supplement (a "Holder") who, for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and at all relevant times, is not resident, and is not deemed to be resident, in Canada, deals at arm's length with the Company, does not use or hold, and is not deemed to use or hold, the notes in carrying on a business in Canada and is not an insurer that carries on an insurance business in Canada and elsewhere. This summary is based on the current provisions of the Canadian Tax Act and the regulations issued thereunder ("Regulations"), the current published administrative and assessing practices and policies of the Canada Customs and Revenue Agency and all specific proposals to amend the Canadian Tax Act and the

Regulations publicly announced by or on behalf of the Minster of Finance (Canada) prior to the date hereof ("Proposed Amendments"). This summary assumes that the Proposed Amendments will be enacted in the form currently proposed, however, there is no assurance that this will be the case. This summary does not take into account or anticipate any changes in governing law, other than the Proposed Amendments, whether by legislative, governmental or judicial decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

        This summary is of general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser of notes. Purchasers of notes are advised to consult their own tax advisors with respect to their particular circumstances.

        The payment by the Company of interest or principal on the notes to a Holder will be exempt from Canadian withholding tax. In addition, no other taxes on income (including taxable capital gains) will be payable under the Canadian Tax Act in respect of the acquisition, holding or disposition of notes by Holders.

RATINGS OF THE NOTES

        The following table discloses the credit ratings assigned to the notes by the following rating agencies:

Rating Agency	Rating	Outlook
Standard & Poor's Corporation ("S&P")	BBB-	Negative*
Moody's Investors Service, Inc. ("Moody's")	Baa3	Stable
Dominion Bond Rating Service Limited ("DBRS")	BBB (high)	Stable

*
The ratings on Falconbridge by S&P have been capped by the ratings on Noranda since September 1999, because of Noranda's controlling interest in Falconbridge.

        Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

        S&P's credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

        Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated Baa are considered as medium grade obligations, i.e. they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length or time. Such securities lack outstanding investment characteristics and in fact have speculative characteristics as well. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

        DBRS's credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., have severally agreed to purchase from us the following respective principal amounts of notes listed opposite their name below at the public offering price less the underwriting commissions set forth on the cover page of this prospectus supplement:

Underwriters	Principal Amount of Notes
Citigroup Global Markets Inc.	US$	81,250,000
Deutsche Bank Securities Inc.		81,250,000
Barclays Capital Inc.		17,500,000
BNP Paribas Securities Corp.		17,500,000
HSBC Securities (USA) Inc.		17,500,000
SG Cowen Securities Corporation		17,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		12,500,000
Trilon International Inc.		5,000,000

Total	US$	250,000,000

        The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the notes offered by this prospectus supplement if any of these notes are purchased. The closing of the offering is expected to be on or about May 28, 2003 or such other date as may be agreed upon by us and the underwriters, but not later than June 11, 2003.

        We have been advised by the representatives of the underwriters that the underwriters propose to offer the notes to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of 0.400% of the principal amount of the notes. The underwriters may allow, and these dealers may re-allow, a concession of not more than 0.250% of the principal amount of the notes to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

        In addition, we estimate that our share of the total expenses of this offering, excluding underwriting commissions, will be approximately US$750,000.

        We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act of 1933 and Canadian securities legislation, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

        In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters may close out any short position by purchasing notes in the open market. A short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the notes in the open market prior to the completion of the offering.

        Stabilizing transactions consist of various bids for or purchases of the notes made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting commission received by it because the representatives of the underwriters have repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the notes. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise.

        The notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada, or to any resident of Canada, except in certain circumstances exempt from the prospectus requirements of applicable securities laws in Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes purchased by it, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar agreement with respect to the notes will require each dealer or other party thereto to make an agreement to the same effect.

        Some of the underwriters and their associates engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business and receive fees in connection with these services.

        Deutsche Bank Securities Inc., BNP Paribas Securities Corp. and SG Cowen Securities Corporation are subsidiaries or affiliates of banks which are lenders under the Company's credit facilities. The maximum aggregate commitment of these banks under these credit facilities is US$90 million. We are in compliance with the terms of these facilities. As at March 31, 2003, there were no outstanding borrowings under these facilities however such facilities back up our commercial paper. In addition Barclays Capital Inc. is a subsidiary of a bank which is a lender to Lomas Bayas. The loans to Lomas Bayas have been guaranteed by us. As at March 31, 2003, the aggregate principal amount of indebtedness to that bank subject to our guarantee was US$22.575 million. The banks were not involved in the decision to offer the notes or the determination of the terms of distribution of the notes.

        Brascan Corporation ("Brascan") indirectly owns more than 20% of the voting securities of Trilon International Inc. ("Trilon"), one of the underwriters. Brascan also owns approximately 40% of the voting securities of Noranda Inc., which in turn owns, as at February 28, 2003, approximately 59.5% of our outstanding common shares. Accordingly, we may be considered to be a related and connected issuer of Trilon under Canadian securities legislation. Trilon is not registered as a broker-dealer under the securities laws of the United States and will not participate in the distribution of the notes in the United States.

LEGAL MATTERS

        The validity of the notes offered by this prospectus supplement will be passed upon for us by McCarthy Tétrault LLP, our Canadian counsel, and Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), our U.S. counsel, and for the underwriters by Shearman & Sterling, U.S. counsel for the underwriters.

EXPERTS

        Our audited comparative consolidated financial statements as at and for the years ended December 31, 2002 and 2001 incorporated by reference in this prospectus supplement and the prospectus have been so incorporated in reliance on the report of Deloitte & Touche LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        In addition to the documents specified in the accompanying prospectus under "Documents Filed as Part of the Registration Statement," the following document will be filed with the U.S. Securities and Exchange Commission as part of the Registration Statement to which this prospectus supplement relates: the form of underwriting agreement between us and the underwriters.

Amendment No. 1 dated May 6, 2003 to the Short Form Base Shelf Prospectus dated October 1, 2001

This Amendment, together with the Short Form Base Shelf Prospectus dated October 1, 2001, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

FALCONBRIDGE LIMITED

Debt Securities
US$750,000,000

The short form base shelf prospectus (the "Prospectus") dated October 1, 2001 of Falconbridge Limited is amended by providing that the maximum aggregate offering amount of debt securities that may be offered and issued from time to time under the Prospectus is increased from U.S.$600,000,000 (or the equivalent in other currencies or currency units) to U.S.$750,000,000 (or the equivalent in other currencies or currency units) and, in particular, deleting the references to U.S.$600,000,000 contained on the face page of the Prospectus and under the heading "Description of Debt Securities – General" and substituting therefor "U.S.$750,000,000". The first paragraph of the text on the face page of the Prospectus, as so amended, reads as follows:

    "Falconbridge Limited (the "Company") may from time to time offer for sale debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities") in an aggregate principal amount not to exceed U.S.$750,000,000 (or the equivalent in other currencies or currency units) or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price not to exceed U.S.$750,000,000 (or the equivalent in other currencies or currency units). The Debt Securities may be offered in one or more series in amounts, at prices and on other terms to be determined at the time of sale. The specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or currency units based on or relating to foreign currencies), maturity, rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Company or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other terms in connection with the offering and sale of any series of Debt Securities in respect of which this Prospectus is being delivered ("Offered Securities") will be set forth in the accompanying Prospectus Supplement relating thereto."

The third sentence of the first paragraph under the heading "Description of Debt Securities – General", as so amended, reads as follows:

    "The Securities offered pursuant to this Prospectus will be limited to U.S.$750,000,000 (or the equivalent in other currencies or currency units) aggregate principal amount or, if any Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price not to exceed U.S.$750,000,000 (or the equivalent in other currencies or currency units)."

The Prospectus is further amended by deleting the final sentence in the final paragraph of page 1 of the Prospectus and substituting therefor the following:

    "The offering is subject to approval of certain legal matters on behalf of the Company by McCarthy Tétrault LLP, Toronto and Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York."

Amendment Cover Page continued

The Prospectus is further amended by deleting the paragraph under the heading "Legal Matters" and substituting therefor the following:

    "Unless otherwise specified in a Prospectus Supplement, certain matters of Canadian law will be passed upon for the Company by McCarthy Tétrault LLP, Toronto and certain matters of United States law will be passed upon by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York."

The Prospectus is further amended by deleting the paragraph under the heading "Documents Filed as Part of the Registration Statement" and substituting therefor the following:

    "The following documents have been filed with the Commission as part of the Registration Statement of which this Prospectus forms a part: consents of Deloitte & Touche LLP, McCarthy Tétrault LLP and Fried, Frank, Harris, Shriver & Jacobson; powers of attorney; and the Indenture. The documents listed in the prospectus under "Documents Incorporated by Reference" have been incorporated into the Registration Statement by reference to documents that the Company has previously filed with the Commission."

As a Canadian issuer, we are permitted under a multijurisdictional disclosure system adopted by the United States to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the Debt Securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in the Province of Ontario, Canada, some of our officers and directors and some of the experts named in this Prospectus are Canadian residents, and most of our assets are located outside of the United States.

Neither the United States Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been and will not be qualified for sale under the securities laws of Canada, unless the applicable Prospectus Supplement indicates otherwise. See "Plan of Distribution". Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from George D. Gordon, Secretary and Assistant General Counsel of Falconbridge Limited at the following address: Falconbridge Limited, Suite 1200, 95 Wellington Street West, Toronto, Ontario, Canada, M5J 2V4 (telephone: (416) 956-5700).

SHORT FORM BASE SHELF PROSPECTUS

New Issue		October 1, 2001
FALCONBRIDGE LIMITED U.S.$600,000,000 Debt Securities (Unsecured)

Falconbridge Limited (the "Company") may from time to time offer for sale debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities") in an aggregate principal amount not to exceed U.S.$600,000,000 (or the equivalent in other currencies or currency units) or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price not to exceed U.S.$600,000,000 (or the equivalent in other currencies or currency units). The Debt Securities may be offered in one or more series in amounts, at prices and on other terms to be determined at the time of sale. The specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or currency units based on or relating to foreign currencies), maturity, rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Company or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other terms in connection with the offering and sale of any series of Debt Securities in respect of which this Prospectus is being delivered ("Offered Securities") will be set forth in the accompanying Prospectus Supplement relating thereto.

The Debt Securities may be issued in registered form or bearer form with coupons attached or both. In addition, all or a portion of the Debt Securities of any series may be issuable in permanent registered global form which will be exchangeable for definitive Debt Securities only under certain conditions. Unless otherwise specified in any applicable Prospectus Supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any national securities exchange or automated quotation system.

The Company may sell the Debt Securities to or through underwriters or dealers, and also may sell the Debt Securities to one or more other purchasers directly or through agents. See "Plan of Distribution". The Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the sale of any Offered Securities, the principal amounts, if any, to be purchased by underwriters and the compensation of such underwriters, dealers or agents. The offering is subject to approval of certain legal matters on behalf of the Company by Fasken Martineau DuMoulin LLP, Toronto, Canada and Wilmer, Cutler & Pickering, Washington, D.C.

As a Canadian issuer, we are permitted under a multijurisdictional disclosure system adopted by the United States to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the Debt Securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in the Province of Ontario, Canada, some of our officers and directors and some of the experts named in this Prospectus are Canadian residents, and most of our assets are located outside of the United States.

Neither the United States Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

AVAILABLE INFORMATION

        The Company has filed with the United States Securities and Exchange Commission (the "Commission") a Registration Statement on Form F-9 under the United States Securities Act of 1933, as amended (the "Securities Act"), relating to the Debt Securities, of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to the Company and the Debt Securities.

        The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information are prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation and location of the public reference facilities. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this Prospectus:

  (a)
  Annual Information Form of the Company dated March 16, 2001 for the year ended December 31, 2000;

  (b)
  audited comparative consolidated financial statements, and the related notes thereto, of the Company as at and for the years ended December 31, 2000 and 1999 and the Auditors' Report thereon contained in the 2000 Annual Report of the Company;

  (c)
  Management's Discussion and Analysis of financial condition and results of operations of the Company contained in the 2000 Annual Report of the Company;

  (d)
  Management Information Circular dated February 23, 2001 for the Company's annual meeting of shareholders held on April 18, 2001 (excluding those portions which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein);

  (e)
  unaudited interim comparative consolidated financial statements of the Company for the three months ended March 31, 2001 and 2000 and press release of the Company dated April 18, 2001 containing Management's Discussion and Analysis relating thereto; and

  (f)
  restated unaudited interim comparative consolidated financial statements of the Company dated as of September 17, 2001 for the six months ended June 30, 2001 and 2000 and Management's Discussion and Analysis relating thereto.

        Any documents of the type referred to in the preceding paragraph and in material change reports (excluding confidential material change reports) and any exhibits to unaudited interim comparative consolidated financial statements which contain up-dated earnings coverage ratios filed by the Company with a securities commission or similar authority in Canada after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus.

        Copies of the documents incorporated by reference herein may be obtained on request without charge from George D. Gordon, Secretary and Assistant General Counsel, Falconbridge Limited, Suite 1200, 95 Wellington Street West, Toronto, Canada, M5J 2V4, telephone (416) 956-5700.

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

        Upon a new Annual Information Form and the related annual comparative consolidated financial statements being filed by the Company with, and, where required, accepted by, the appropriate securities regulatory authorities during the currency of this Prospectus, the previous Annual Information Form, annual comparative consolidated financial statements and all interim comparative consolidated financial statements, material change reports and information circulars filed by the Company prior to the commencement of the Company's fiscal year in which the new Annual Information Form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Debt Securities hereunder.

        A Prospectus Supplement containing the specific terms in respect of any offering and sale of Debt Securities, updated disclosure of earnings coverage ratios, if applicable, and other information in relation to such Debt Securities will be delivered to purchasers of such Debt Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement, but only for purposes of the offering of such Debt Securities by such Prospectus Supplement.

        In this Prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements included or incorporated by reference in this Prospectus constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the Exchange Act, and Section 27A of the Securities Act. All statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate", "believe", "expect", "estimate" and similar expressions are generally intended to identify forward-looking statements. Such statements represent the Company's internal projections, expectations or belief concerning, among other things, future operating results and various components thereof, or the Company's future economic performance.

        The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks, uncertainties and other factors beyond Falconbridge's ability to control or predict. These risks and uncertainties include, among other things, business and economic conditions in the principal markets for Falconbridge's products, the supply and demand for metals to be produced, deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over London Metal Exchange cash and other benchmark prices, tax benefits, the Canadian-U.S. dollar exchange rate and other exchange rates, the timing of the development of, and capital costs and financing arrangements associated with projects, the timing of the receipt of governmental and other approvals, political unrest or instability in countries where Falconbridge is active, risks involved in mining, processing and exploration activities, market competition and labour relations, and other risks and uncertainties described from time to time in the Company's reports and filings with the Canadian securities authorities. Accordingly, the Company cautions that events or circumstances could cause actual results to differ materially from those predicted.

THE COMPANY

        The Company is an international mining and metals corporation existing under the laws of the Province of Ontario, Canada. The Company's common shares are listed on The Toronto Stock Exchange and trade under the symbol "FL". Its head and principal offices are located at Suite 1200, 95 Wellington Street West, Toronto, Canada, M5J 2V4. Falconbridge Limited is referred to in this Prospectus as the "Company" and, together with its subsidiaries and joint venture interests, is referred to as "Falconbridge".

        Falconbridge is one of the world's largest producers of nickel and a significant producer of copper. It also produces zinc, cobalt, platinum group metals, gold, silver, cadmium, indium and sulphuric acid and is a processor of custom feed from third parties. Falconbridge sells these commodities to its customers throughout the world. Falconbridge's total assets were $4,911 million at June 30, 2001.

        Noranda Inc. owns 97,701,580 common shares of the Company, which, as at September 27, 2001, represented approximately 55.2% of the then outstanding common shares.

RECENT DEVELOPMENTS

Acquisition of Lomas Bayas

        On July 26, 2001, Falconbridge acquired the Lomas Bayas copper mine in northern Chile for an aggregate purchase price of U.S.$177.1 million less U.S.$112.7 million by the assumption of third-party debt. Production from the mine, which began operating in 1998, was 51,292 tonnes of copper cathode in 2000. It is Falconbridge's intention to expand production to 60,000 tonnes annually, thereby increasing Falconbridge's annual copper output by 20% to more than 300,000 tonnes.

        The acquisition included the adjacent Fortuna de Cobre copper property which will require payment of an additional U.S.$15 million not later than July 26, 2006, failing which the property will be returned to its former owner.

Credit Facilities

        In July 2001, the Company renewed its unsecured term evergreen credit facilities and extended their term until July 8, 2004. The aggregate principal amount available under these facilities is U.S.$475 million. As at August 31, 2001, there were no outstanding borrowings under these facilities.

Commercial Paper Program

        In July 2001, the Company instituted a commercial paper program for the issue of unsecured promissory notes having maturities of up to 365 days in an aggregate principal amount not to exceed U.S.$500 million or the equivalent in any other currency. As at August 31, 2001, U.S.$189 million and Cdn.$185 million of notes were outstanding under the program. Liquidity support for the notes is provided by an obligation on the part of the Company to maintain unused lines of credit and cash sufficient to meet note payments at maturity.

Falcondo Shutdown

        On August 27, 2001, the Company's 85% owned subsidiary, Falconbridge Dominicana, C. por. A. ("Falcondo"), announced a planned three month shutdown, effective October 28, 2001, of its ferronickel operations in the Dominican Republic, as the result of a combination of high fuel costs and low nickel prices. Falcondo will conduct maintenance and other work during this period. The shutdown would reduce output by 8,000 tonnes of nickel in ferronickel, which represents approximately 30% of Falcondo's annual nickel output.

USE OF PROCEEDS

        Except as otherwise set forth in a Prospectus Supplement, the net proceeds to the Company from the sale of Debt Securities will be used to repay indebtedness of the Company outstanding from time to time, to make equity investments in and advances to subsidiaries of the Company, for capital expenditures and investment programs and for other general corporate purposes. Pending such application, such net proceeds may be invested in short-term marketable securities. Specific information about the use of proceeds from the sale of any Offered Securities will be set forth in the applicable Prospectus Supplement. The Company may from time to time issue debt securities and incur additional indebtedness otherwise than through the offering of Debt Securities pursuant to this Prospectus.

EARNINGS COVERAGE

        The interest coverage ratios set forth below have been prepared on a consolidated basis and are included in this Prospectus in accordance with Canadian disclosure requirements. They have been calculated using financial information prepared in accordance with Canadian generally accepted accounting principles and do not give pro forma effect to any offering of Debt Securities or to any change in indebtedness subsequent to the dates indicated below.

        The interest coverage ratios, calculated on a consolidated basis for the twelve-month periods ended December 31, 2000 and June 30, 2001, are 5.1 times and 2.5 times, respectively, annual interest requirements. As disclosed elsewhere, income for the six months ended June 30, 2001 was negatively affected by lower metal prices and the strike at Sudbury Operations.

        For calculation purposes, reported net earnings have been increased by net interest charges on long-term debt and debt expenses, the minority shareholders' interest in earnings of subsidiary companies and income and mining taxes.

DESCRIPTION OF DEBT SECURITIES

        The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

        Unless otherwise specified in a Prospectus Supplement, the Debt Securities will be issued under a trust indenture dated as of August 21, 1995 between the Company and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee (the "Trustee"), as supplemented by a first supplemental indenture dated as of September 12, 2001 between the Company, Montreal Trust Company of Canada and Computershare Trust Company of Canada (collectively, the "Indenture"). The Indenture is subject to the provisions of the Business Corporations Act (Ontario) and, consequently, is exempt from the operation of certain provisions of the United States Trust Indenture Act of 1939, as amended, pursuant to Rule 4d-9 thereunder. A copy of the Indenture has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part. The following statements with respect to the Indenture and the Securities (as hereinafter defined) are brief summaries of certain provisions of the Indenture and do not purport to be complete. Such statements are subject to the detailed referenced provisions of the Indenture, including the definition of capitalized terms used under this caption. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated by reference herein as part of the statement made, and the statement is qualified in its entirety by such reference. The term "Securities", as used under this caption, refers to all securities issued under the Indenture, including the Debt Securities.

General

        The Indenture does not limit the aggregate principal amount of Securities (which may include debentures, notes and/or other unsecured evidences of indebtedness) which may be issued thereunder, and Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies or currency units based on or relating to foreign currencies, including Euros. Special Canadian and United States federal income tax considerations applicable to any Securities so denominated will be described in the Prospectus Supplement relating thereto. The Securities offered pursuant to this Prospectus will be limited to U.S.$600 million (or the equivalent in other currencies or currency units) aggregate principal amount or, if any Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price not to exceed U.S.$600,000,000 (or the equivalent in other currencies or currency units). Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture also permits the Company to increase the principal amount of any series of Securities previously issued and to issue such increased principal amount. (Section 301) As of the date hereof, U.S.$450 million of Securities were issued under the Indenture.

        The applicable Prospectus Supplement will set forth the following terms relating to the Offered Securities: (a) the specific designation of the Offered Securities; (b) any limit on the aggregate principal amount of the Offered Securities; (c) the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity; (d) the rate or rates per annum (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue (or the method by which such date or dates will be determined) and the dates on which any such interest will be payable and the Regular Record Dates for any interest payable on the Offered Securities which are in registered form ("Registered Securities"); (e) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed or purchased at the option of the Company or otherwise; (f) whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form ("Bearer Securities") and as to exchanges between registered form and bearer form; (g) whether the Offered Securities will be issuable in the form of one or more registered global securities ("Registered Global Securities") and if so the identity of the Depository for such Registered Global Securities; (h) the denominations in which Registered Securities will be issuable, if other than denominations of U.S.$1,000 and any multiple thereof, and the denominations in which Bearer Securities will be issuable if other than U.S.$5,000; (i) each office or agency where the principal of and any premium and interest on the Offered Securities will be payable and each office or agency where the Offered Securities may be presented for registration of transfer or exchange; (j) if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the Offered Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Offered Securities will or may be payable; (k) any index formula or other method pursuant to which the amount of payments of principal of and any premium and interest on the Offered Securities will or may be determined; and (l) any other terms of the Offered Securities, including covenants and Events of Default which apply solely to the Offered Securities, or any covenants or Events of Default generally applicable to the Securities which are not to apply to the Offered Securities. (Section 301) Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture does not afford the Holders the right to tender Securities to the Company for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Securities will bear interest, in the event the Company should become involved in a highly leveraged transaction or in the event of a change in control of the Company.

        Securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. (Section 301) The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted Securities or other Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the Prospectus Supplement relating thereto.

        The Securities and any coupons appertaining thereto will be unsecured and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness for borrowed money of the Company. (Section 301)

Form, Denomination, Exchange and Transfer

        Unless otherwise indicated in the applicable Prospectus Supplement, the Securities will be issued only in fully registered form without coupons and in denominations of U.S.$1,000 or any integral multiple thereof. (Section 302) Securities may be presented for exchange and Registered Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable Prospectus Supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. The Company has appointed the Trustee as Security Registrar. Bearer Securities and the coupons applicable thereto will be transferable by delivery. (Section 305)

Payment

        Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of and any premium and interest on Registered Securities (other than Registered Global Securities) will be made at the office or agency of the Trustee in Toronto, Ontario, Canada, except that, at the option of the Company, payment of any interest may be made (a) by check mailed to the address of the Person entitled thereto at such address as shall appear in the Security Register or (b) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 305, 307 and 1002) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Registered Securities will be made to the Persons in whose name such Registered Securities are registered at the close of business on the Regular Record Date for such interest payment. (Section 307)

Registered Global Securities

        The Registered Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be registered in the name of and be deposited with a Depository, or its nominee, each of which will be identified in the Prospectus Supplement relating to such series. (Section 301) Unless and until exchanged, in whole or in part, for Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for such Registered Global Security to a nominee of such Depository, by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor. (Section 305)

        The specific terms of the depository arrangement with respect to any portion of a particular series of Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.

        Upon the issuance of a Registered Global Security, the Depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depository or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of such Securities, or by the Company if such Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. Such depository arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.

        So long as the Depository for a Registered Global Security or its nominee is the registered owner thereof, such Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Securities of such series in definitive form and will not be considered the owners or Holders thereof under the Indenture.

        Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to such Depository or nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any paying agent for Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        The Company expects that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

        If the Depository for a Registered Global Security representing Securities of a particular series is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue Registered Securities of such series in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have the Securities of a particular series represented by one or more Registered Global Securities and, in such event, will issue Registered Securities of such series in definitive form in exchange for all of the Registered Global Securities representing Securities of such series. (Section 305)

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

        "Associate" of any specified Person means a corporation of which that Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of that corporation for the time being outstanding.

        "Government Obligations" means, unless otherwise specified with respect to any series of Securities pursuant to the Indenture, securities which are (a) direct obligations of the government which issued the currency in which the Securities of a particular series are payable or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the government which issued the currency in which the Securities of such series are payable, the payment of which is unconditionally guaranteed by such government, which, in either case, are full faith and credit obligations of such government payable in such currency and are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest or principal of the Government Obligation evidenced by such depository receipt.

        "Holder" means, in the case of a Registered Security, the Person in whose name a Security is registered in the Security Register and, in the case of a Bearer Security, the bearer thereof and, in the case of a coupon, the bearer thereof.

        "Lien" means, with respect to any property or assets, any mortgage, charge, hypothec, pledge or other security or encumbrance on such property or assets.

        "Maturity", when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the stated maturity or by declaration of acceleration, notice of redemption, notice of option to elect repayment or otherwise.

        "Officers' Certificate" means a certificate signed by the Chairman, the President or a Vice President and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company, and delivered to the applicable Trustee.

        "Opinion of Counsel" means a written opinion of counsel, who may be counsel for the Company, including an employee of the Company, and who shall be acceptable to the Trustee.

        "Original Issue Discount Security" means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof.

        "Person" means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

        "Purchase Money Mortgage" means any Lien created upon any real or personal property or assets of the Company to secure or securing the whole or any part of the purchase price of such property or assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price or cost of any vendor's privilege or lien on such property or assets securing all or any part of such purchase price or cost including title retention agreements and leases in the nature of title retention agreements.

        "Securities" means the Company's unsecured debentures, notes or other evidences of indebtedness authenticated and delivered under the Indenture.

        "Shareholders' Equity" means, at any date, the aggregate of the dollar amount of the outstanding share capital of the Company, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any foreign exchange translation adjustment, all as set forth in the most recent audited consolidated balance sheet of the Company.

        "Subsidiary" of any specified Person means a corporation that is (a) controlled by that Person, by that Person and one or more other corporations each of which is controlled by that Person or by two or more other corporations each of which is controlled by that Person, or (b) a Subsidiary of a corporation that is that Person's Subsidiary. For the purposes hereof, "control" of a corporation by a specified Person means that (a) voting securities of such corporation carrying more than 50% of the votes for the election of directors are held, other than by way of security only, by or for the benefit of that Person, and (b) the votes carried by such voting securities are sufficient, if exercised, to elect a majority of the board of directors of such corporation.

Negative Pledge

        The Indenture includes a covenant of the Company to the effect that, so long as any Securities are Outstanding, the Company will not create any Lien on any of its property or assets to secure any indebtedness for borrowed money or interest thereon (or any liability of the Company under any guarantee or endorsement or other instrument under which the Company is contingently liable, either directly or indirectly, for borrowed money or interest thereon) without also at the same time or prior thereto securing its indebtedness under the

Indenture so that the Securities then Outstanding are secured equally and ratably with such other indebtedness or liability, except that this covenant shall not apply to, nor operate to prevent:

  (a)
  any security given in the ordinary course of business to secure any indebtedness payable on demand or maturing within 12 months of the date that the indebtedness is originally incurred, so long as:

  (1)
  the security is given at the time the indebtedness is incurred;

  (2)
  the indebtedness does not replace or is not used for the purpose of retiring or repaying any outstanding unsecured indebtedness of the Company, and

  (3)
  the security is given in the ordinary course of business and does not constitute security on fixed assets or security on the shares of any Subsidiary or Associate of the Company;

  (b)
  any Purchase Money Mortgage;

  (c)
  any security to secure indebtedness incurred for the construction of townsites, employee housing, warehouses or office premises;

  (d)
  any security on any interest (direct or indirect) of the Company in any resource property (which term includes all property, assets and rights related or incidental to, or used in connection with, the resource property) or on the shares of the Company in any Subsidiary or Associate of the Company having as its principal asset any interest (direct or indirect) in any resource property, where that resource property has not been in commercial production during the 12 month period ending on the date of the Indenture, or has not been in commercial production during the 12 month period ending at the time of imposition of the security, to secure any indebtedness incurred for the development or improvement of that resource property, or the development or improvement of any other resource property of the Company or any Subsidiary or Associate of the Company that has not been in commercial production during the 12 month period ending on the date of the Indenture or has not been in commercial production during the 12 month period ending at the time of the imposition of such security;

  (e)
  any renewal, refunding or extension of any security or encumbrance referred to in the foregoing clauses (a) to (d), or of any security or encumbrance on any of its property or assets in existence at the time of acquisition thereof, in which the principal outstanding after such renewal, refunding or extension is not increased and the security or encumbrance is limited to the property or assets originally subject thereto and any improvements thereon; or

  (f)
  any security or encumbrance, other than those referred to in the foregoing clauses (a) to (e), created by the Company if, after giving effect to the creation of such security or encumbrance, the aggregate principal amount of the indebtedness secured by such security or encumbrance would not be greater than 5% of Shareholders' Equity.

(Section 1008)

Mergers, Amalgamations, Consolidations and Certain Sales of Assets

        The Company may not consolidate or amalgamate with or merge into any other corporation or convey, transfer or lease all or substantially all of its property and assets to any Person in a consolidation, amalgamation or merger in which the Company is not the surviving corporation or conveyances, leases and transfers by the Company as transferor or lessor unless: (a) the corporation formed by such consolidation or amalgamation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, all or substantially all of the properties and assets of the Company (1) shall be organized under the laws of the United States or any state thereof or the District of Columbia or of Canada or any province thereof, and (2) unless such assumption shall occur by operation of law, shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of the Company's obligations under the Indenture; (b) immediately after giving effect to such transaction, no Event of Default or event that, with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing; and (c) the Company or such Person shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel to the effect that all conditions precedent relating to such transaction have been complied with. (Section 801)

        If, as a result of any such transaction, any property or assets of the Company become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the "Negative Pledge" covenant above without equally and ratably securing the Securities, the Company, prior to or simultaneously with such transaction, will cause the Securities to be secured equally and ratably with or prior to the indebtedness secured by such Lien. (Section 803)

Events of Default

        The following are summaries of Events of Default under the Indenture with respect to Securities of any series: (a) default in the payment of any interest on any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days; (b) default in the payment of the principal of (or any premium on) any Security of that series at its Maturity; (c) default in the deposit of any sinking fund payment when the same becomes due by the terms of the Securities of that series; (d) default in the performance, or breach, of any covenant or warranty of the Company in the Indenture in respect of the Securities of that series (other than a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere in the Indenture), and continuance of such default or breach for a period of 60 days after written notice to the Company by the Trustee or by the Holders of at least 25% in principal amount of all Outstanding Securities of all series affected thereby; (e) the continuing default by the Company under any obligation to repay borrowed money, or in the performance or observance of any agreement or condition in respect of borrowed money, or the continuing demand by any creditor or creditors for payment of indebtedness payable on demand where, as a result of such default or demand, indebtedness exceeding 5% of Shareholder's Equity becomes due and payable; (f) certain events in bankruptcy, insolvency or reorganization; and (g) any other Events of Default provided with respect to the Securities of that series. (Section 501)

        If an Event of Default described in clause (a), (b) or (c) above occurs and is continuing with respect to Securities of any series, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Outstanding Securities of that series and all interest thereon to be due and payable immediately, by notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clause (d) or (g) above occurs and is continuing with respect to Securities of one or more series, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of all series affected thereby (as one class) may declare the principal amount (or, if any of the Securities of such affected series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the Outstanding Securities of such affected series and all interest thereon to be due and payable immediately, by notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clause (e) or (f) above occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of all Outstanding Securities (as a class) may declare the principal amount (or, if the Securities of any series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Outstanding Securities and all interest thereon to be due and payable immediately, by notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration the same shall become immediately due and payable. However, at any time after a declaration of acceleration with respect to the Outstanding Securities of one or more series has been made and before a judgment or decree for payment of the money due has been obtained, the Holders of a majority in principal amount of the Outstanding Securities of such series, by written notice to the Company and the Trustee, may, under certain circumstances, rescind and annul such acceleration. (Section 502) Reference is made to the Prospectus Supplement relating to each series of Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of any Event of Default and the continuation thereof.

        The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the

Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 602) Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the Holders of a majority in principal amount of the Outstanding Securities of all series affected by an Event of Default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of all series affected by such Event of Default. (Section 512)

        No Holder of a Security of any series will have any right to institute any proceedings with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (a) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of that series, (b) the Holders of at least 25% in principal amount of the Outstanding Securities of all series affected by such Event of Default (as a class) have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceedings as trustee and (c) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of all series affected by such Event of Default (as a class) a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by the Holder of a Security for the enforcement of payment of the principal of or any premium or interest on such Security on or after the applicable due date specified in such Security. (Section 508)

        The Company will be required to furnish to the Trustee annually a statement by an officer of the Company as to his or her knowledge of the Company's compliance with all conditions and covenants under the Indenture. (Section 1004)

Defeasance

        The Indenture provides that, at the option of the Company, the Company will be discharged from any and all obligations in respect of the Outstanding Securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the Outstanding Securities of such series ("Defeasance") (except with respect to the authentication, transfer, exchange or replacement of Securities or the maintenance of a Place of Payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things (a) the Company has delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of the Outstanding Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (b) the Company has delivered to the Trustee an Opinion of Counsel in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that the Holders of the Outstanding Securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Outstanding Securities of such series include Holders who are not resident in Canada); (c) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing; (d) the Company is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada); (e) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940; and (f) other customary conditions precedent are satisfied. The Company may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if the Company meets the conditions described in the preceding sentence at the time the Company exercises the Defeasance option.

        The Indenture provides that, at the option of the Company, unless and until the Company has exercised its Defeasance option described in the preceding paragraph, the Company may omit to comply with the "Negative Pledge" covenant and certain other covenants and such omission shall not be deemed to be an Event of Default under the Indenture and the Outstanding Securities upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the Outstanding Securities ("Covenant Defeasance"). If the Company exercises its Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the Events of Default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things, (a) the Company has delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (b) the Company has delivered to the Trustee an Opinion of Counsel in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Outstanding Securities include Holders who are not resident in Canada); (c) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing; (d) the Company is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada); (e) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940; and (f) other customary conditions precedent are satisfied. (Article Fourteen)

Modification and Waiver

        Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of all series affected by such modification or amendment; provided however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security of such affected series, (a) change the Stated Maturity of the principal of, or any instalment of interest on, such Outstanding Security; (b) reduce the principal of, or the premium, if any, or interest on, such Outstanding Security; (c) reduce the amount of the principal of such Outstanding Security payable upon the acceleration of the maturity thereof; (d) change the place or currency of payment of principal of, or the premium, if any, or interest on, such Outstanding Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to such Outstanding Security; (f) reduce the percentage of Outstanding Securities of such series necessary to modify or amend the Indenture; (g) reduce the percentage of principal amount of Outstanding Securities of such series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or (h) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified. (Section 902)

        The Holders of a majority in principal amount of the Outstanding Securities of any series, on behalf of all Holders of Outstanding Securities of such series, may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1009) Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in principal amount of Outstanding Securities of all series with respect to which an Event of Default shall have occurred and be continuing, on behalf of the Holders of all Outstanding Securities of such series, may waive such Event of Default, except a default in the payment of principal, premium or interest. (Section 513)

Consent to Jurisdiction and Service

        The Company has appointed CT Corporation System, 111 Eighth Avenue, New York, New York, as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the Securities and for actions brought under federal or state securities laws brought in any federal or state court located in the City of New York and submits to such jurisdiction. (Section 113)

Governing Law

        The Indenture and the Securities will be governed by the laws of the State of New York except with respect to the rights, powers, duties and responsibilities of the Trustee under the Indenture, which shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. (Section 111)

The Trustee

        The Trustee under the Indenture is Computershare Trust Company of Canada, Toronto, Ontario.

PLAN OF DISTRIBUTION

        The Company may sell the Debt Securities to or through underwriters or dealers, and also may sell the Debt Securities to one or more other purchasers directly or through agents.

        The applicable Prospectus Supplement will set forth the terms of an offering, including the name or names of any underwriters or agents, the purchase price or prices of the Offered Securities, the proceeds to the Company from the sale of the Offered Securities, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

        The Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.

        If so indicated in the applicable Prospectus Supplement, the Company may authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase the Offered Securities directly from the Company pursuant to contracts providing for payment and delivery on a future date. Such contracts will be subject only to the conditions set forth in such Prospectus Supplement, which will also set forth the commission payable for solicitation of such contracts.

        Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers, or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

        The Debt Securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada, unless the applicable Prospectus Supplement indicates otherwise with respect to the Offered Securities, and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of Offered Securities will agree that, unless the applicable Prospectus Supplement indicates otherwise, it will not, directly or indirectly, offer, sell or deliver any such Offered Securities, purchased by it in connection with such distribution, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

        Each series of Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any securities exchange or automated quotation system. Certain broker-dealers may make a market in the Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Debt Securities of any series or as to the liquidity of the trading market for the Debt Securities of any series.

LEGAL MATTERS

        Unless otherwise specified in a Prospectus Supplement, certain matters of Canadian law will be passed upon for the Company by Fasken Martineau DuMoulin LLP, Toronto, Canada. With respect to certain matters of United States law, the Company will be represented by Wilmer, Cutler & Pickering, Washington, D.C.

EXPERTS

        The audited comparative consolidated financial statements of the Company as at and for the years ended December 31, 2000 and 1999 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of Deloitte & Touche LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the Commission as part of the Registration Statement of which this Prospectus forms a part: consents of Deloitte & Touche LLP, Fasken Martineau DuMoulin LLP and Wilmer, Cutler & Pickering; powers of attorney; and the Indenture. The documents listed in the prospectus under "Documents Incorporated by Reference" have been incorporated into the Registration Statement by reference to documents that the Company has previously filed with the Commission.

US$250,000,000

FALCONBRIDGE LIMITED

5.375% Notes due 2015

P R O S P E C T U S    S U P P L E M E N T

Citigroup Barclays Capital HSBC	Deutsche Bank Securities BNP PARIBAS SG Cowen
Merrill Lynch & Co.
Trilon International Inc.

May 22, 2003

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS
TABLE OF CONTENTS Prospectus Supplement
AVAILABLE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
EXCHANGE RATE DATA
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE OFFERING
RISK FACTORS
OUR BUSINESS
SELECTED CONSOLIDATED FINANCIAL DATA
USE OF PROCEEDS
CAPITALIZATION
EARNINGS COVERAGES
DESCRIPTION OF THE NOTES
CERTAIN INCOME TAX CONSIDERATIONS
RATINGS OF THE NOTES
UNDERWRITING
LEGAL MATTERS
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
TABLE OF CONTENTS
AVAILABLE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE COMPANY
RECENT DEVELOPMENTS
USE OF PROCEEDS
EARNINGS COVERAGE
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT